Teradyne, Inc.

600 Riverpark Drive

North Reading, MA 01864

September 12, 2007

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

One Station Place

100 F Street, NE

Washington, DC 20549

Attention: Perry J. Hindin

RE:	Teradyne, Inc.
Definitive 14A
Filed April 13, 2007
File No. 001-06462

Dear Mr. Hindin:

As discussed in our phone call of yesterday, this letter confirms your approval that Teradyne, Inc. will be submitting its responses to the comments raised by the Staff of the Division of Corporate Finance of the Securities and Exchange Commission in your letter dated August 21, 2007 no later than October 31, 2007. Additional time is necessary in order to coordinate the review of our responses with our Compensation Committee. Please contact me at (978) 370-3038 if you have any questions.

Sincerely,

Teradyne, Inc.

/s/ Eileen Casal
Eileen Casal
Vice President, General Counsel & Secretary